

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 5, 2010

Mr. Raúl Alonso Peláez Cano
Chief Financial Officer
Gruma, S.A.B. de C.V.
Calzada del Valle, 407 Ote.
San Pedro Garza García, Nuevo León
66220, México

> **Re:** **Gruma, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **Response Letter Dated February 26, 2010**
> **File No. 001-14852**

Dear Mr. Peláez Cano:

We have reviewed your response letter and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

Note 2. Significant Accounting Polices, page F-10

L) Impairment of Long-Lived Assets, page F-15

1.   We have considered your response to prior comment number one indicating that for U.S. GAAP reconciliation purposes, an "impairment loss is measured as the difference between the carrying amount and the "recoverable amount" used for Mexican FRS since the determination of this "recoverable amount" is not materially different from how fair value is determined pursuant to FAS No. 144." Based on the definition you provided of "recoverable amount," we are unable to agree with your conclusion at this time that the methodology you would use to calculate an impairment loss of your long-lived assets under Mexican FRS would

not materially differ from the impairment testing model contemplated by paragraph 7 of FAS 144 [FASB ASC Topic 360-10-35-17]. In this regard, the 'fair value less cost to sell' concept in determining the "recoverable amount" is not contemplated by paragraph 9 of FAS 157 [FASB ASC Topic 820-10-35-7], which indicates that transaction costs should not be used to adjust fair value. We also note the 'value in use' concept you describe uses a discounted cash flow model, rather than an undiscounted model, as contemplated by paragraph 7 of FAS 144. Based on these differences, we are unable to agree with your conclusion that calculating an impairment loss under Mexican FRS would not result in a materially different result under U.S. GAAP under all circumstances. So that we may better understand your position, please provide us with a summary impairment analysis, for each of the fiscal years presented, that has been determined in accordance with Mexican FRS as compared with an impairment analysis determined in accordance with U.S. GAAP.

Closing Comments

 Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

 You may contact Jennifer O'Brien at (202) 551-3721, or Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief